February 5, 2015	Philip T. Colton Direct Tel.: (612) 604-6729 Direct Fax: (612) 604-6929 pcolton@winthrop.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:  Mark P. Shuman, Branch Chief – Legal

Matthew Crispino, Staff Attorney

RE:         Speed Commerce, Inc.

Registration Statement on Form S-3

Filed December 26, 2014

File No. 333-201266

Ladies and Gentlemen:

On behalf of Speed Commerce, Inc. (the “Company”), a Minnesota corporation, and with the Company’s permission, we are responding to the comments contained in correspondence from Mr. Mark P. Shuman dated January 8, 2014 (the “Comment Letter”) to the Company’s Form S-3 filed on December 26, 2014 (the “Form S-3”). For the Staff’s convenience, each response is preceded by the related Staff Comment.

General

Comment 1.

The company filed a Form 8-K on November 26, 2014 indicating that it intends to file by amendment the historical financial statements of Fifth Gear, and pro formas reflecting the acquisition, not later than 71 calendar days after the date the Form 8-K was required to be filed. Your registration statement may not be declared effective before the financial statements meeting the requirements of Rule 3-05 of Regulation S-X are provided, if the transaction exceeds the 50% significance level. Please provide us with a reasonably detailed presentation of your significance level computations. Refer to the Instruction to Item 9.01 to Form 8-K and Securities Act Release 33-7355 (October 10, 1996).

Securities and Exchange Commission

February 5, 2015

Page of 2 of 3

Response 1.	The Company filed a Form 8-K/A with the required financial statements on February 4, 2015.

Incorporation of Certain Information by Reference, page 4

Comment 2.	Please revise this section to incorporate the Forms 8-K filed on April 4, 2014 and June 3, 2014. Refer to Item 12(a)(2) of Form S-3.

Response 2.	This section has been revised in Amendment No. 1 filed herewith to incorporate the referenced Form 8-K filings.

Exhibit 5.1

Comment 3.

Please obtain a revised opinion that addresses whether the shares of common stock being offered by selling stockholders that are currently outstanding, have been legally issued and are fully paid and non-assessable. Also, we note that the opinion is limited to the State of Minnesota. With respect to debt securities, counsel must opine on the laws of the state governing the indenture, which is the State of New York. Please revise. Refer to Sections II.B.1.e and II.B.2.h of Staff Legal Bulletin No. 19.

Response 3	A revised opinion has been filed with Amendment No. 1 filed herewith to address the points noted.

If you have any questions in connection with this letter, please contact the undersigned at (612) 604-6729.

Very truly yours,

WINTHROP & WEINSTINE, P.A.

/s/Philip T. Colton

Philip T. Colton

cc:     Ryan F. Urness (Speed Commerce, Inc.)

Exhibit A

[Speed Commerce Inc. Logo]

February 5, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Matthew Crispino, Staff Attorney

RE:         Speed Commerce, Inc.

Registration Statement on Form S-3

Filed December 26, 2014

File No. 333-201266

Ladies and Gentleman:

In connection with the response to the U.S. Securities and Exchange Commission (the “Commission”) letter dated January 8, 2015, to Speed Commerce, Inc. (the “Company”), the Company hereby acknowledges the following:

(i)	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

(ii)	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Ryan F. Urness

Ryan F. Urness

Secretary and General Counsel